SOCIAL MEDIA POSTS



Vishal Garg @vishal_better · 23h

Thanks @APompliano wise words !
Build shit people want @betrmortgage , never give up $BETR, and avoid @danielsethlewis .

Better Home & Finance Holding Co
BETR $12.34 -6.09%

Anthony Pompliano @APompliano · Nov 13, 2016

My rules of business: Build shit people want, never give up, avoid assholes, question assumptions, learn new ideas & always reward ambition

6 2 21 4K

Vishal Garg @vishal_better · 8h

@alexandr_wang and team on fire ! We're going to make a @betrmortgage connector as soon as I am back in the seat. $BETR team — so obvious !!! LFG!!!

AI agents in the front working for consumers will unlock the $2.8 trillion annually that transactional friction generates in Net

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Better Home & Finance Holding Co

BETR **$12.33** -6.16%



Muse @Muse · 16h

icymi: 4 new connectors announced in the last 24 hours, all coming soon.

• @Shopify for one-tap checkout across the Internet
• @PayPal for payments your agent handles globally...

3 7 1.5K

Vishal Garg @vishal_better · 23h

Thanks @APompliano ! You're a legend and you totally get it. AI Native companies in financial services are in the first inning. The promise @betrmortgage is enormous and I appreciate you giving me a chance to tell everyone how we are going to make Better an amazing company again!
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> **Anthony Pompliano** @APompliano · Sep 22
>
> Vishal Garg (@vishal_better) was fired as CEO of a public company and personally lost nearly $40 million in a single day.
>
> Then the guy who fired him went on vacation for a month to Europe.
> ...


like a week
20:17

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Vishal Garg @vishal_better · 8h

Reasons why @danielsethlewis is the wrong guy for $betr and our memo reading, corporatized, independent board members got it all WRONG and need to be VOTED out.

Our biggest partners (65% of revenue now) simply won't stick their neck out for him to implement Tinman.

- hedge

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> **Jonathan Awad** @jsawadd · 17h
>
> Buying from your startup is a career risk for someone
>
> If it fails, they're the person who picked you
>
> Established vendors get trust upfront because picking a name brand ...



THE BUYER'S PERSPECTIVE
Baselayer
Give them reasons to believe.
HIGH RISK
LOW RISK
PERCEIVED RISK
0:00

5 1 12 2.9K

Vishal Garg reposted

Anthony Pompliano @APompliano · 9h

Good morning. Today is going to be a great day. Let's get after it relentlessly.

50 20 417 47K